UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

OPPENHEIMER HOLDINGS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A non-voting common stock, par value $0.001 per share
(Title of Class of Securities)
671005106
(CUSIP Number of Class of Securities)

Dennis P. McNamara, Esq
Corporate Secretary
85 Broad Street
New York, New York 10004
(212) 668-8000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:
Michael J. Schwartz, Esq
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
(212) 735-3000
(212) 735-2000 (facsimile)
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Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Oppenheimer Holdings Inc., a Delaware corporation (“Oppenheimer” or the “Company”), to purchase for not more than $30,000,000 in cash shares of its Class A non-voting common stock, par value $0.001 per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not greater than $40.00 per Share nor less than $34.00 per Share or (ii) purchase price tenders pursuant to which shareholders indicate they are willing to sell their Shares to the Company at the purchase price determined in the offer, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 31, 2023 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Tender Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO.
Item 1.   Summary Term Sheet.
The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)    Name and Address:   The name of the issuer is Oppenheimer Holdings Inc. The address and telephone number of the issuer’s principal executive offices are: 85 Broad Street, New York, NY 10004 (212) 668-8000.
(b)   Securities:   The subject securities are Oppenheimer’s Class A non-voting common stock, par value $0.001 per Share. As of May 26, 2023, there were 10,960,710 Shares issued and outstanding.
(c)    Trading Market and Price:   Information about the trading market and price of the Shares is incorporated herein by reference from the Offer to Purchase under the heading “Section 8 — Price Range of Shares; Dividends.”
Item 3.   Identity and Background of Filing Person.
(a)    Name and Address:   The filing person to which this Schedule TO relates is Oppenheimer Holdings Inc., the issuer of the Shares. The address and telephone number of Oppenheimer are set forth under Item 2(a) above. The names of the directors and executive officers of Oppenheimer are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of Oppenheimer are c/o Oppenheimer Holdings Inc., 85 Broad Street, New York, NY 10004 (212) 668-8000.
Item 4.    Terms of the Transaction.
(a)    Material Terms:   The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company,” “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 14 — U.S. Federal Income Tax Considerations” and “Section 15 — Extension of the Offer; Termination; Amendment.” There will be no material differences in the rights of security holders as a result of this transaction.

(b)   Purchases:   The details regarding any purchases from an officer, director or affiliate of Oppenheimer are incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”
Item 5.   Past Contracts, Transactions, Negotiations and Agreements.
(e)   Agreements Involving the Subject Company’s Securities:   Information regarding agreements involving Oppenheimer’s securities is incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a)   Purposes:   Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer.”
(b)   Use of the Securities Acquired:   Information regarding the treatment of Shares acquired pursuant to the Tender Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer.”
(c)    Plans:   Information about any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 8 — Price Range of Shares; Dividends” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”
Item 7.   Source and Amount of Funds or Other Consideration.
(a)   Source of Funds:    Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds.”
(b)
Conditions:    Financing will not be required in connection with the Tender Offer.

(d)    Borrowed Funds:    None of the consideration for the Tender Offer will be borrowed. Oppenheimer will use cash and cash equivalents to fund the Tender Offer.
Item 8.   Interest in Securities of the Subject Company.
(a)    Securities Ownership:    The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
(b)    Securities Transactions:    The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)    Solicitations or Recommendations:    The information under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
(b)    Employees or Corporate Assets:    The information under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
Item 10.   Financial Statements.
(a) – (b)   Not applicable.   The consideration offered consists solely of cash. The Tender Offer is not subject to any financing condition and Oppenheimer is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11.   Additional Information.
The Company will amend the Schedule TO to include documents that the Company may file with the Securities and Exchange Commission (the “SEC”) after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.
(a)(1)   The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).
(a)(2)   The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.
(a)(3)   The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.
(a)(4)   The information under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.
(a)(5)   None. The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.
(c)    Other Material Information:    The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.
Item 12.   Exhibits.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 31, 2023.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 31, 2023.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 31, 2023.
(a)(1)(F)	Summary Advertisement, dated May 31, 2023.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press release announcing commencement of the Tender Offer, dated May 31, 2023.
(b)	None.
(d)(1)	Form of Indemnification Agreement between Oppenheimer Holdings Inc. and the directors of Oppenheimer Holdings Inc., as the Indemnified Party, dated as of October 25, 2012 (previously filed as an exhibit to Form 10-K for the year ended December 31, 2012).
(d)(2)	Form of Indemnification Agreement between Oppenheimer Holdings Inc. and the officers of Oppenheimer Holdings Inc., as the Indemnified Party, dated as of October 25, 2012 (previously filed as an exhibit to Form 10-K for the year ended December 31, 2012).
(d)(3)	Oppenheimer & Co. Inc. Executive Deferred Compensation Plan (As Amended and Restated Effective January 1, 2005) (As Further Amended and Restated with respect to Specific Elective Accounts Effective as of March 1, 2013) (previously filed as an exhibit to Form 10-K for the year ended December 31, 2012).

Exhibit No.	Description
(d)(4)	Oppenheimer Holdings Inc. 2014 Incentive Plan (previously filed as an exhibit to Form 10-K for the year ended December 31, 2013).
(d)(5)	Oppenheimer & Co. Inc. 2019 Executive Deferred Compensation Plan (previously filed as an exhibit to Form 10-K for the year ended December 31, 2018).
(d)(6)	Oppenheimer & Co. Inc. Investment Banking and Capital Market Deferred Compensation Plan (previously filed as an Exhibit to Form 8-K filed December 20, 2021).
(d)(7)	Offer Letter dated May 6, 2022 between Brad M. Watkins and Oppenheimer Holdings Inc. (previously filed as an exhibit to Form 10-K/A for the year ended December 31, 2022).
(d)(8)	Oppenheimer & Co. Inc. Stock Appreciation Right Plan (previously filed as an exhibit to Form 10-K/A for the year ended December 31, 2022).
(g)	None.
(h)	None.
107*	Calculation of Filing Fees.

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Filed herewith

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
OPPENHEIMER HOLDINGS INC.
By:
/s/ Dennis McNamara

Name:
Dennis McNamara

Title:
Corporate Secretary

Date: May 31, 2023

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 31, 2023.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 31, 2023.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 31, 2023.
(a)(1)(F)	Summary Advertisement, dated May 31, 2023.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press release announcing commencement of the Tender Offer, dated May 31, 2023.
(b)	None.
(d)(1)	Form of Indemnification Agreement between Oppenheimer Holdings Inc. and the directors of Oppenheimer Holdings Inc., as the Indemnified Party, dated as of October 25, 2012 (previously filed as an exhibit to Form 10-K for the year ended December 31, 2012).
(d)(2)	Form of Indemnification Agreement between Oppenheimer Holdings Inc. and the officers of Oppenheimer Holdings Inc., as the Indemnified Party, dated as of October 25, 2012 (previously filed as an exhibit to Form 10-K for the year ended December 31, 2012).
(d)(3)	Oppenheimer & Co. Inc. Executive Deferred Compensation Plan (As Amended and Restated Effective January 1, 2005) (As Further Amended and Restated with respect to Specific Elective Accounts Effective as of March 1, 2013) (previously filed as an exhibit to Form 10-K for the year ended December 31, 2012).
(d)(4)	Oppenheimer Holdings Inc. 2014 Incentive Plan (previously filed as an exhibit to Form 10-K for the year ended December 31, 2013).
(d)(5)	Oppenheimer & Co. Inc. 2019 Executive Deferred Compensation Plan (previously filed as an exhibit to Form 10-K for the year ended December 31, 2018).
(d)(6)	Oppenheimer & Co. Inc. Investment Banking and Capital Market Deferred Compensation Plan (previously filed as an Exhibit to Form 8-K filed December 20, 2021).
(d)(7)	Offer Letter dated May 6, 2022 between Brad M. Watkins and Oppenheimer Holdings Inc. (previously filed as an exhibit to Form 10-K/A for the year ended December 31, 2022).
(d)(8)	Oppenheimer & Co. Inc. Stock Appreciation Right Plan (previously filed as an exhibit to Form 10-K/A for the year ended December 31, 2022).
(g)	None.
(h)	None.
107*	Calculation of Filing Fees.

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Filed herewith